Exhibit (C)(4)

Preliminary Draft – Confidential Jefferies LLC Member SIPC The information provided in this document, including valuation discussions, represents the views of Jefferies Investment Banking. There is no assurance that the views expressed herein will be consistent with the views expressed by Jefferies Research or its Analysts. Nothing in this document should be understood as a promise or offer of favorable research coverage. Project FREEDOM Preliminary Materials for Discussion April 27, 2023 / Confidential

Preliminary Draft – Confidential Jefferies LLC / April 2023 Disclaimer The following pages contain material provided to the Special Committee (the “Special Committee”) of the Board of Directors (the “Board”) of FREEDOM (the “Company”) by Jefferies LLC (“Jefferies”) in connection with Project FREEDOM. These materials were prepared on a confidential basis in connection with an oral presentation to the Special Committee and not with a view toward complying with the disclosure standards under state or federal securities laws or otherwise. These materials are solely for use of the Special Committee in its evaluation of the proposed transaction and may not be used for any other purpose or disclosed to any party without Jefferies’ prior written consent. The information contained in this presentation was based solely on publicly available information or information furnished to Jefferies by the Company. Jefferies has relied, without independent investigation or verification, on the accuracy, completeness and fair presentation of all such information and the conclusions contained herein are conditioned upon such information (whether written or oral) being accurate, complete and fairly presented in all respects. None of Jefferies, its affiliates or its or their respective employees, directors, officers, contractors, advisors, members, successors or agents makes any representation or warranty in respect of the accuracy, completeness or fair presentation of any information or any conclusion contained herein. Jefferies, its affiliates and its and their respective employees, directors, officers, contractors, advisors, members, successors and agents shall have no liability with respect to any information or matter contained herein, or any oral information provided herewith or data any of them generates. Jefferies undertakes no obligation to update these materials. Neither Jefferies nor any of its affiliates is an advisor as to legal, tax, accounting or regulatory matters in any jurisdiction. This presentation is a preliminary analysis only and does not constitute a fairness opinion of Jefferies as to the value of the Company, and as such, should not be relied upon by the Company or by any other person as such. The financial data, analyses and assumptions reflected here remain subject to refinement and change based on further discussions and information regarding FREEDOM’s businesses and its financial and operating markets. i

Preliminary Draft – Confidential

Additional Detail Regarding FREEDOM Management Incentive Plans

Description

- Several of FREEDOM's businesses have a Management Incentive Plan (MIP) in place representing ~10% of the equity value upon a change of control (net of certain adjustments including debt and contributed capital)[1]

Commentary & Assumptions

- MIPs are triggered upon a change of control of Vitamin Shoppe, Pet Supplies Plus, Sylvan and American Freight businesses – but not upon a change in control[2] of the parent company
- Current obligations under MIPs cannot be changed by Company unilaterally[3][4]
- Pet Supplies Plus, Sylvan and American Freight plans have an optional liquidity provision, but Vitamin Shoppe does not
- For preliminary valuation purposes, MIPs are analyzed as an aggregate payout in 2026, and are discounted to present value as part of the DCF analysis, such that all of the value of the Company's businesses would be 100% owned by existing shareholders

Vitamin Shoppe Incentive Unit Plan Details

- Represents 11% of Vitamin Shoppe Equity Value in a change in control scenario
- Currently fully vested given Vitamin Shoppe performance and timing
- Does not have Optional Liquidity provision

Pet Supplies Plus Incentive Unit Plan Details

- Represents 10% of Pet Supplies Plus Equity Value in a scenario where there is a change in control / optional liquidity exercise
- 1/3rd are time vested – Vest if one is employed for three years by March 2024
- 2/3rd are performance vested – Vest subject to a performance goal and if employed till March 2025
- Optional liquidity available for both time and performance vested units in 2025 and 2026

($Millions, except price per share)	Illustrative Payouts in 2026			
	Vitamin Shoppe	Pet Supplies Plus	Sylvan	American Freight
Monetization Scenario	Change of Control[1]	Optional Liquidity	Optional Liquidity	Optional Liquidity
Contractual EBITDA for 2026 Payout [5]	$150.4	$184.9	$17.5	$116.3
Contractual Multiplier [6]	9.0x	6.5x	7.0x	5.6x
Implied EV	$1,353.6	$1,201.6	$122.2	$651.3
Less: Invested Capital	21.9	(350.0)	(40.5)	(230.0)
Less: Contractual Debt / Transaction Costs	(35.0)	(174.1)	(6.8)	(295.5)
Incremental EV	$1,340.5	$677.5	$74.9	$125.8
% of Equity Value [7]	11.0%	10.0%	6.7%	0.0%
MIP Payout[8]	**$147.5**	**$67.8**	**$5.0**	**$0.0**
MIP Payout / Share (Net of Tax)[9]	$3.36	$1.39	$0.10	$0.00
Present Value of MIP Payout / Share (Net of Tax)[10][11]	**$2.04**	**$0.85**	**$0.06**	**$0.00**

Today @ 9.0x Sale: $3.00

Total Payout	**$220.2**
Payout (Net of Tax)[9]	**174.9**
Payout / Share	**$4.86**
Payout / Share (Present Value)[10]	**$2.95**

(1) Additionally, Buddy's CEO owns a 1.5% stake that can only be monetized in a sale. This is a verbal agreement.
(2) Change of Control in HoldCo does not trigger a liquidity event for the individual Operating Company plans. Vesting accelerates upon a Change of Control.
(3) For Pet Supplies Plus and Sylvan, Company may terminate and liquidate the Plan in accordance with Code Section 409A in connection with a Change in Control.
(4) Option to amend is applicable except with respect to outstanding awards.
(5) Contractual EBITDAs are Reported Adjusted EBITDAs of individual segments in Consolidated LRP provided by FREEDOM Management on April 13, 2023.
(6) Reflects an illustrative valuation multiple for VICTORY in a sale transaction.
(7) % Vested reflects both Time Vested and Performance Vested Units.
(8) Payout for American Freight is zero due to projected underperformance of the business.
(9) Applied effective tax rate of 26% as per management estimates.
(10) Based on illustrative WACC of 13.25%.
(11) Payments above $1mm made to the former Vitamin Shoppe CEO as part of this plan are not tax deductible.

Jefferies LLC / April 2023 1 Jefferies

Preliminary Draft – Confidential Jefferies LLC / April 2023 $26.50 $27.00 $19.25 $30.00 $31.00 $8.50 $15.50 $10.25 $9.25 $25.75 $32.00 $34.75 $32.00 $34.25 $39.25 $19.50 $28.00 $22.50 $20.50 $36.00 $5.00 $15.00 $25.00 $35.00 $45.00 Net of MIP(1) ~ $23.00 Current Price (4/25/23): $28.00 Methodology Metrics Preliminary Financial Analyses Summary – As of April 14, 2023 Implied Enterprise Value / For Informational Purposes Only All Industries (354) Transactions) Historical Premium Analysis Consumer / Retail (61) Transactions) 2022A Mgmt Adj. EBITDA of $354M Financial Buyer Analysis 2023E Mgmt Adj. EBITDA of $269M Source: Consolidated Long-Range Plan provided by FREEDOM management on April 13, 2023. Note: Fully diluted shares outstanding comprised of 34,925,773 shares of common stock, 239,564 stock options outstanding and exercisable at various strike prices, 505,987 restricted stock units and 426,541 performance restricted stock units as provided by FREEDOM management on April 13, 2023. (1) Reflects impact of MIP Payout net of taxes on a per share basis. Unaffected Share Price (3/17/23): $22.75 Sum of the Parts Pre-MIP Discounted Cash Flow Analysis Perpetuity Growth Method Selected Public Companies Analysis 2023E Adj. EBITDA Multiple Selected Transactions Analysis 2023E Adj. EBITDA Multiple Discount rate of 12.75% - 13.75% and perpetuity growth rate of 2.5% - 3.5% 6.5x – 8.0x 2023E Adj. EBITDA ─ 2023E Mgmt Adj. EBITDA of $269M 6.5x – 8.0x 2023E Adj. EBITDA ─ 2023E Mgmt Adj. EBITDA of $269M 25th and 75th Percentile 1-day premiums to unaffected share price ($22.75) as of 3/17/23 25th and 75th Percentile 1-day premiums to unaffected share price ($22.75) as of 3/17/23 20% - 25% IRR, 6.5x – 8.0x exit multiple, 3.3x leverage Based on various EBITDA multiple ranges for respective businesses Discounted Stock Price NPV of theoretical future stock price trading based on unaffected (6.5x) and average (7.1x) NTM (2026) EBITDA and 16.5% cost of equity (midpoint) Q1 2023E Adj. EBITDA Multiple 6.5x – 8.0x LTM Q1 2023E Adj. EBITDA ─ Q1 2023E Mgmt Adj. EBITDA of $309M Offer Price (3/20/23): $30.00 2024P Adj. EBITDA Multiple 6.0x – 7.5x 2024P Adj. EBITDA ─ 2024P Mgmt Adj. EBITDA of $297M 4.6x 5.6x 6.6x 7.8x 8.9x 6.0x 7.4x 8.7x 10.2x 11.7x Net of MIP (1) ~ $28.25 Net of MIP (1) ~ $27.50 2

Preliminary Draft – Confidential Jefferies LLC / April 2023 Illustrative Analysis at Various Prices Source: S&P Capital IQ as of April 25, 2023, and Consolidated Long-Range Plan provided by FREEDOM management on April 13, 2023. (1) Fully diluted shares outstanding comprised of 34,925,773 shares of common stock, 239,564 stock options outstanding and exercisable at various strike prices, 505,987 restricted stock units and 426,541 performance restricted stock units as provided by FREEDOM management on April 13, 2023. (2) Reflects incremental funding required for both common and preferred equity. Reflects rollover of 11,644,842 beneficially owned shares by Vintage Capital Management, LLC. FREEDOM Share Price Various Theoretical Purchase Prices ($Millions, except price per share) (4/25/23) Illustrative Stock Price per Share $28.00 $30.00 $31.00 $32.00 $33.00 $34.00 $35.00 Implied Fully Diluted Shares Outstanding(1) 36.0 36.0 36.0 36.0 36.0 36.0 36.0 Market Capitalization $1,008 $1,081 $1,117 $1,153 $1,189 $1,226 $1,262 Plus: Total Debt (Q1'23) 1,489 1,489 1,489 1,489 1,489 1,489 1,489 Plus: Preferred Equity 127 136 141 145 150 154 159 Transaction Value 2,624 2,706 2,747 2,787 2,828 2,869 2,909 Less: Cash and Cash Equivalents (153) (153) (153) (153) (153) (153) (153) Total Enterprise Value $2,471 $2,553 $2,594 $2,634 $2,675 $2,716 $2,756 Illustrative Price Bump Analaysis Incremental Funding(2) - - $29 $58 $87 $116 $145 Price per Share % - - +3.3% +6.7% +10.0% +13.3% +16.7% Enterprise Value % - - +1.6% +3.2% +4.8% +6.4% +8.0% Implied Premiums FREEDOM Statistic Implied Premium to Current Stock Price $28.00 - 7.1% 10.7% 14.3% 17.9% 21.4% 25.0% (Discount) / Premium to Unaffected Stock Price (as of 3/17/23) $22.75 23.1% 31.9% 36.3% 40.7% 45.1% 49.5% 53.8% (Discount) / Premium to 30 day VWAP (as of 3/17/23) $28.76 (2.6%) 4.3% 7.8% 11.3% 14.7% 18.2% 21.7% (Discount) / Premium to 90 day VWAP (as of 3/17/23) $27.02 3.6% 11.0% 14.7% 18.4% 22.1% 25.8% 29.5% (Discount) / Premium to 52-Week High $44.25 (36.7%) (32.2%) (29.9%) (27.7%) (25.4%) (23.2%) (20.9%) Managament Adj. EBITDA TEV / Adj. EBITDA FY2022A EBITDA $354 7.0x 7.2x 7.3x 7.4x 7.6x 7.7x 7.8x FY2023E EBITDA $269 9.2x 9.5x 9.6x 9.8x 9.9x 10.1x 10.2x FY2024P EBITDA $297 8.3x 8.6x 8.7x 8.9x 9.0x 9.1x 9.3x 3